Exhibit 4.29

Description of Securities

Registered Pursuant to Section 12

of the Securities Exchange Act of 1934

As of the end of its most recent fiscal year, Spire Inc. (the “Company,” “we,” “us,” or “our”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended:

•	Common Stock, par value $1.00 per share, and
•	Depositary Shares, each representing a 1/1,000th interest in a share of 5.90% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $25.00 per share (“Series A Preferred Stock”).

The following summary includes a brief description of these securities, as well as certain related additional information. The summary is not complete and is qualified in its entirety by reference to the Company’s Articles of Incorporation, as amended (“articles of incorporation”), and Bylaws, as amended (“bylaws”).

Under our articles of incorporation, we are authorized to issue up to 75,000,000 shares of capital stock, consisting of 70,000,000 shares of common stock, $1.00 par value per share, and 5,000,000 shares of preferred stock, $25.00 par value per share.

Description of our Common Stock

Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “SR.” Any additional common stock we issue will also be listed on the New York Stock Exchange.

Liquidation Rights.  In the event of any dissolution, liquidation or winding up of our affairs voluntarily or involuntarily, the holders of our common stock will be entitled to receive the remainder, if any, of our assets after the payment of all our debts and liabilities and after the payment in full of any preferential amounts to which holders of any preferred stock may be entitled.

Voting Rights.  Except as otherwise provided by law and subject to the voting rights of holders of our preferred stock that may be issued in the future, all voting power rests exclusively in the holders of shares of our common stock. Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders, including the election of directors. The common stock votes together as a single class. The holders of our common stock are not entitled to cumulate votes for the election of directors. At annual and special meetings of shareholders, the holders of a majority of the outstanding shares of common stock, present in person or by proxy, constitute a quorum.

Dividends. Because we are a holding company and conduct all of our operations through our subsidiaries, our cash flow and ability to pay dividends will be dependent on the earnings and cash flows of our subsidiaries and the distribution or other payment of those earnings to us in the form of dividends, or in the form of loans to or repayments of loans from us. Some of our subsidiaries may have restrictions on their ability to pay dividends including covenants under their borrowing arrangements and mortgage indentures, and possibly also restrictions imposed by their regulators. Currently, the Mortgage and Deed of Trust of Spire Missouri Inc., under which it issues its first mortgage bonds, contains a covenant that restricts its ability to pay dividends to us as its sole common stock shareholder. Further, the right of common shareholders to receive dividends may be subject to our prior payment of dividends on any outstanding shares of preferred stock.

Miscellaneous. The holders of our common stock have no preemptive or preferential rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. The outstanding shares of our common stock are, upon payment for them, fully paid and non-assessable. Our common stock does not contain any redemption provisions or conversion rights.

Description of our Preferred Stock

General. Our articles of incorporation authorize our Board of Directors (the “Board”) to approve the issuance from time to time of up to 5,000,000 shares of preferred stock, $25.00 par value per share, in one or more series, without shareholder action. The Board can determine the rights, preferences and limitations of each series and has the authority to determine or fix the following terms with respect to shares of any series of preferred stock:

•	the dividend rate, the dates of payment, and the date from which dividends will accumulate, if dividends are to be cumulative;
•	whether and upon what terms the shares will be redeemable;
•	whether and upon what terms the shares will have a sinking fund;
•	whether and upon what terms the shares will be convertible or exchangeable;
•	whether the shares will have voting rights and the terms thereof;
•	any amounts payable to the holders upon liquidation or dissolution, if any;
•	whether interests in the preferred stock will be represented by depositary shares; and
•	any other preferences, qualifications, limitations, restrictions and special or relative rights.

Depositary Shares.  Each of our depositary shares represents a 1/1,000th interest in a share of Series A preferred stock and are evidenced by depositary receipts issued pursuant to the deposit agreement with the depositary.  Subject to the terms of the deposit agreement, each owner of a depositary receipt is entitled, in proportion to the fractional interest in the share of Series A Preferred Stock represented by the related depositary share, to all the rights, preferences and privileges of, and is subject to all of the limitations and restrictions on, the Series A Preferred Stock represented by the depositary receipt (including, without limitation, dividend, voting, redemption and liquidation rights).

We may, at any time and from time to time, without notice to or the consent of holders of the depositary shares and the underlying Series A Preferred Stock, elect to issue additional depositary shares representing additional shares of the Series A Preferred Stock. Each such additional depositary share and the underlying share of Series A Preferred Stock shall be identical in all respects to every other depositary share and the underlying share of Series A Preferred Stock, except with respect to the date from which dividends will accumulate.

Series A Preferred Stock.  The Series A Preferred Stock ranks senior to our common stock with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding-up of our affairs. In addition, we will generally be able to pay dividends, any redemption price and distributions upon liquidation, dissolution or winding-up of our affairs with respect to the Series A Preferred Stock only out of legally available funds for such payment (i.e., after taking account of all indebtedness and other non-equity claims). The outstanding shares of Series A Preferred Stock were, upon payment for them, fully paid and non-assessable. Holders of the Series A Preferred Stock do not have preemptive or subscription rights to purchase or otherwise acquire more of our stock, including their pro rata share of any offering of shares of any class or series.

The shares of Series A Preferred Stock are equity interests in the Company, do not constitute indebtedness, and unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series A Preferred Stock is subordinated to all of our existing and future indebtedness (including without limitation indebtedness outstanding under our credit facilities, our senior unsecured notes and our commercial paper) and other liabilities with respect to assets available to satisfy claims against us.

The Series A Preferred Stock is not convertible into, or exchangeable for, shares of any of our other class or series of stock or our other securities. The Series A Preferred Stock has no stated maturity and is not subject to any sinking fund, retirement fund or purchase fund or our other obligation to redeem, repurchase or retire the Series A Preferred Stock.

Listing. Our outstanding depositary shares representing Series A Preferred Stock are listed on the New York Stock Exchange under the symbol “SR.PRA.” We do not expect that there will be any separate trading market for the shares of our Series A Preferred Stock except as represented by the depositary shares.

Dividends. Dividends on the Series A Preferred Stock, when, as and if declared by the Board, are payable on the liquidation preference amount, on a cumulative basis, quarterly in arrears on the 15th day of February, May, August and November of each year at an annual rate equal to 5.90% of the $25,000 liquidation preference per share of Series A Preferred Stock (equivalent to $25.00 per depositary share). Dividends on the Series A Preferred Stock accumulate daily and are cumulative from May 21, 2019. During any dividend period, so long as any Series A Preferred Stock remains outstanding, unless the full cumulative dividends have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on the Series A Preferred Stock (and any other series of preferred stock then outstanding) through the most recently completed dividend period, no dividend shall be paid or declared on our common stock, and none of our common stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than purchases, redemptions or other acquisitions of common shares pursuant to any employment contract, dividend reinvestment plan, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors, consultants or advisors) during a dividend period.

Each date on which dividends are payable pursuant to the foregoing clause, subject to adjustment as provided above, is a “dividend payment date,” and dividends for each dividend payment date are payable with respect to the dividend period (or portion thereof) ending on the day preceding such dividend payment date, in each case to holders of record as of the close of business on the 15th calendar day before such dividend payment date or such other record date not more than 60 calendar days nor less than 10 calendar days preceding such dividend payment date fixed for that purpose by the Board or any duly authorized committee of the Board in advance of payment of each particular dividend. Dividend record dates will apply regardless of whether a particular dividend record date is a business day. In the case of payments of dividends payable in arrears, the record date with respect to a dividend payment date will be such date as may be designated by the Board or any duly authorized committee of the Board.

The amount of the dividend per share of Series A Preferred Stock will be calculated for each dividend period (or portion thereof) on the basis of a 360-day year consisting of twelve 30-day months.

“Dividend period” means each period commencing on (and including) a dividend payment date and continuing to, but excluding, the next succeeding dividend payment date, except that the first dividend period for the initial issuance of Series A Preferred Stock shall commence on (and include) the original issue date.

Dividends on the Series A Preferred Stock will be cumulative (i) whether or not we have earnings, (ii) whether or not there are funds legally available for the payment of such dividends, (iii) whether or not such dividends are authorized or declared and (iv) whether or not any of our agreements prohibit the current payment of dividends, including any agreement relating to our indebtedness. Accordingly, if the Board or any duly authorized committee of the Board does not declare a dividend on the Series A Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend shall accumulate and an amount equal to such accumulated dividend shall become payable out of funds legally available therefor upon any liquidation, dissolution or winding-up of our affairs or earlier redemption of such shares of Series A Preferred Stock, to the extent not paid prior to such liquidation, dissolution or winding-up or earlier redemption, as the case may be. No interest, or sum of money in lieu of interest, will be payable on any dividend payment that may be in arrears on the Series A Preferred Stock.

We will not declare or pay, or set aside for payment, full dividends on the Series A Preferred Stock or any Parity Stock (as defined herein) for any dividend period unless the full cumulative dividends have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on the Series A Preferred Stock and any Parity Stock through the most recently completed dividend period for each such security.

When dividends are not paid (or declared and a sum sufficient for payment thereof set aside) in full on the Series A Preferred Stock or any Parity Stock on any dividend payment date (or, in the case of Parity Stock having dividend payment dates different from the dividend payment dates pertaining to the Series A Preferred Stock, on a dividend payment date falling within the related dividend period for the Series A Preferred Stock), all dividends declared on the Series A Preferred Stock and all such Parity Stock and payable on such dividend payment date (or, in the case of such Parity Stock having dividend payment dates different from the dividend payment dates pertaining to the Series A Preferred Stock, on a dividend payment date falling within the related dividend period for the Series A Preferred Stock) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accumulated but unpaid dividends per Series A Preferred Stock and all such Parity Stock payable on such dividend payment date (or, in the case of such Parity Stock having dividend payment dates different from the dividend payment dates pertaining to the Series A Preferred Stock, on a dividend payment date falling within the related dividend period for the Series A Preferred Stock) bear to each other. Any portion of such dividends not declared and paid (or declared and a sum sufficient for payment thereof set aside) that are payable upon the Series A Preferred Stock and such Parity Stock in respect of such dividend period on such dividend payment date shall accumulate, and an amount equal to such undeclared portion of such dividends shall become payable out of funds legally available for the payment of dividends upon liquidation, dissolution or winding-up of our affairs or earlier redemption of such shares of Series A Preferred Stock and such Parity Stock, to the extent not paid prior to such liquidation, dissolution or winding-up or earlier redemption.

During any dividend period, so long as any Series A Preferred Stock remains outstanding, unless the full cumulative dividends have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on the Series A Preferred Stock and any Parity Stock through the most recently completed dividend period for each such security:

•	no dividend shall be paid or declared on our common stock or any other shares of Junior Stock (as defined herein) (other than a dividend payable solely in shares of Junior Stock); and
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none of our common stock or other Junior Stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (a) purchases, redemptions or other acquisitions of shares of Junior Stock pursuant to any employment contract, dividend reinvestment plan, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors, consultants or advisors, (b) as a result of a reclassification of Junior Stock for or into other Junior Stock, (c) the exchange or conversion of one share of Junior Stock for or into another share of such Junior Stock, or (d) through the use of the proceeds of a substantially contemporaneous sale of Junior Stock) during a dividend period.

The Series A Preferred Stock will rank junior as to payment of dividends to any class or series of our Senior Stock (as defined herein) that we may issue in the future. If at any time we have failed to pay, on the applicable payment date, accumulated dividends on any class or series of Senior Stock, we may not pay any dividends on the outstanding Series A Preferred Stock or redeem or otherwise repurchase any shares of Series A Preferred Stock until we have paid or set aside for payment the full amount of the unpaid dividends on the Senior Stock that must, under the terms of such securities, be paid before we may pay dividends on, or redeem or repurchase, the Series A Preferred Stock.

No dividends on the Series A Preferred Stock shall be declared and paid (or declared and a sum sufficient for the payment thereof set aside) at such time as the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibit such declaration and payment (or declaration and setting aside a sum sufficient for the payment thereof) would constitute a breach thereof or a default thereunder, or if the declaration and payment (or the declaration and setting aside a sum sufficient for the payment thereof) shall be restricted or prohibited by law.

Subject to the foregoing, dividends (payable in cash, stock or otherwise) as may be determined by the Board or any duly authorized committee of the Board may be declared and paid on our common stock and any other Junior Stock from time to time out of any funds legally available for such payment, and the Series A Preferred Stock shall not be entitled to participate in any such dividend.

The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series A Preferred Stock to the record holders of the depositary shares in proportion to the number of the depositary shares held by each holder on the relevant record date. The depositary will distribute any property received by it other than cash to the record holders of the depositary shares entitled to those distributions, unless it determines that a distribution cannot be made proportionally among those holders or that it is not feasible to make such distribution. In that event, the depositary may, with our approval, sell such property received by it and distribute the net proceeds from the sale to the holders of the depositary shares entitled to such distribution in proportion to the number of the depositary shares they hold.

Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Series A Preferred Stock. In the event of any distribution other than in cash, the depositary will distribute property received by it to you based on instructions from us. The amounts distributed to holders of the depositary shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges.

Ranking.  The Series A Preferred Stock will rank, with respect to anticipated dividends (whether cumulative or non-cumulative) and distributions upon any liquidation, dissolution or winding-up of our affairs:

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senior to our common stock and to each other class or series of our capital stock established after the original issue date of the Series A Preferred Stock that is expressly made subordinated to the Series A Preferred Stock as to the payment of dividends or amounts payable on a liquidation, dissolution or winding-up of our affairs (the “Junior Stock”);

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on a parity with any class or series of our capital stock established after the original issue date of the Series A Preferred Stock that is not expressly made senior or subordinated to the Series A Preferred Stock as to the payment of dividends and amounts payable on a liquidation, dissolution or winding-up of our affairs (the “Parity Stock”);

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junior to any class or series of our capital stock established after the original issue date of the Series A Preferred Stock that is expressly made senior to the Series A Preferred Stock as to the payment of dividends or amounts payable on a liquidation, dissolution or winding-up of our affairs (the “Senior Stock”);

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junior to all of our existing and future indebtedness (including outstanding indebtedness under our credit facilities, our outstanding unsecured senior notes and our outstanding commercial paper) and other liabilities with respect to assets available to satisfy claims against us; and

•	structurally subordinated to existing and future indebtedness and other liabilities of our subsidiaries and any future preferred stock of our subsidiaries.

Except as otherwise required by law, we may issue Parity Stock and Junior Stock at any time and from time to time in one or more series without the consent of the holders of the Series A Preferred Stock.

Parity Stock with respect to the Series A Preferred Stock may include series of our preferred stock that have different dividend rates, redemption or conversion features, mechanics, dividend periods, payment of dividends (whether cumulative or non-cumulative), payment dates or record dates than the Series A Preferred Stock.

Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of the Series A Preferred Stock (and any Parity Stock) will be entitled to receive out of our assets legally available for distribution to shareholders, after satisfaction of all liabilities and obligations to our creditors, if any, and subject to the rights of holders of Senior Stock in respect of distributions upon liquidation, dissolution or winding-up of our affairs, and before any distribution of assets is made to or set aside for holders of common stock and any other Junior Stock, in full a liquidating distribution in the amount of the applicable liquidation preference ($25,000 per share in the case of the Series A Preferred Stock (equivalent to $25.00 per depositary share)), plus all accumulated and unpaid dividends (whether or not declared), if any. Holders of the Series A Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidation preference (as defined below).

In any such distribution, if our assets are not sufficient to pay the liquidation preferences in full to all holders of the Series A Preferred Stock and all holders of any Parity Stock, the amounts paid to the holders of Series A Preferred Stock and to the holders of any Parity Stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the “liquidation preference” of any holder of preferred stock means the amount payable to such holder in such distribution (assuming no limitation on our assets available for such distribution), including any unpaid, accumulated, cumulative dividends, whether or not declared (and, in the case of any Parity Stock on which dividends accumulate on a non-cumulative basis, an amount equal to any declared but unpaid dividends, as applicable). If the liquidation preference has been paid in full to all holders of the Series A Preferred Stock and any holders of Parity Stock, the holders of our other stock shall be entitled to receive all our remaining assets according to their respective rights and preferences.

For purposes of this “Liquidation Rights” section, neither our merger or consolidation into or with any other corporation, including a merger or consolidation in which the holders of Series A Preferred Stock receive cash, securities or other property for their shares, nor a sale, transfer or lease of all or part of our assets, will be deemed a liquidation, dissolution or winding-up of our affairs.

The Certificate of Designations does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series A Preferred Stock even though it is substantially in excess of the par value thereof.

Optional Redemption. We may redeem the Series A Preferred Stock at our option:

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in whole but not in part at any time prior to August 15, 2024, within 120 days after the conclusion of any review or appeal process instituted by us following the occurrence of a Ratings Event (as defined below), at a redemption price equal to $25,500 per share of Series A Preferred Stock (equivalent to $25.50 per depositary share), or

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in whole or in part on or after August 15, 2024 at a redemption price equal to $25,000 per share of Series A Preferred Stock (equivalent to $25.00 per depositary share), plus, in each case, all accumulated and unpaid dividends (whether or not declared).

“Ratings Event” means that any nationally recognized statistical rating organization as defined in Section 3(a)(62) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or in any successor provision thereto, that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series A Preferred Stock, which amendment, clarification or change results in:

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the shortening of the length of time the Series A Preferred Stock is assigned a particular level of equity credit by that rating agency as compared to the length of time the Series A Preferred Stock would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Series A Preferred Stock; or

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the lowering of the equity credit (including up to a lesser amount) assigned to the Series A Preferred Stock by that rating agency as compared to the equity credit assigned thereto by that rating agency or its predecessor on the initial issuance of the Series A Preferred Stock.

Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the dividend record date for a dividend period will not constitute a part of, or be paid to, the holder entitled to receive the redemption price on the redemption date, but rather will be paid to the holder of record of the redeemed shares on the dividend record date relating to such dividend payment date.

Holders of the shares of Series A Preferred Stock will not have the right to require the redemption or repurchase of the Series A Preferred Stock.

If we redeem the Series A Preferred Stock in whole or in part, the depositary will redeem a proportionate number of our depositary shares.  The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other similar provisions.  Holders of the depositary shares or the shares of Series A Preferred Stock do not have the right to require the redemption or repurchase of the depositary shares or the Series A Preferred Stock. The redemption price per depositary share will be equal to 1/1,000th of the redemption price per share payable with respect to the Series A Preferred Stock, plus an amount equal to any dividends thereon that, pursuant to the provisions of the Certificate of Designations, are payable upon redemption. Whenever we redeem shares of the Series A Preferred Stock held by the Depositary, the depositary will redeem, as of the same redemption date, the number of the depositary shares representing shares of the Series A Preferred Stock so redeemed.

In case of any redemption of less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected by the depositary either pro rata, or by lot (or, in the event the depositary shares are in the form of global depositary receipts, in accordance with the applicable procedures of The Depository Trust Company (“DTC”) in compliance with then-applicable rules of the New York Stock Exchange (“NYSE”)).

The depositary will mail (or otherwise transmit by an authorized method) notice of redemption to holders of the depositary shares not less than 30, nor more than 60 days, prior to the date fixed for redemption of the Series A Preferred Stock and the depositary shares.

There is no restriction on the repurchase or redemption of the depositary shares or the Series A Preferred Stock by us while there is any arrearage in the payment of dividends or sinking fund installments.

Redemption Procedures.  If the Series A Preferred Stock is to be redeemed, the notice of redemption shall be given by first class mail, postage prepaid, to the holders of record of the Series A Preferred Stock to be redeemed, mailed not less than 30 days, nor more than 60 days, prior to the date fixed for redemption thereof (provided that, if the Series A Preferred Stock is held in book-entry form through DTC we may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

•	the redemption date;
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the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares of Series A Preferred Stock held by such holder are to be redeemed, the number of such shares of Series A Preferred Stock to be redeemed from such holder;

•	the redemption price;
•	the place or places where holders may surrender certificates evidencing the Series A Preferred Stock for payment of the redemption price; and
•	that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accumulate from and after such redemption date.

If notice of redemption of any Series A Preferred Stock has been given, and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any Series A Preferred Stock so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such Series A Preferred Stock, and such Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such Series A Preferred Stock will terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of two years from the redemption date shall, to the extent permitted by law, be released by us, after which time the holders of such Series A Preferred Stock so called for redemption shall look only to us for payment of the redemption price of such Series A Preferred Stock.

In case of any redemption of only part of the Series A Preferred Stock at the time outstanding, the Series A Preferred Stock to be redeemed shall be selected either pro rata or by lot, in accordance with the applicable procedures of DTC or any other similar facility in compliance with then-applicable rules of the NYSE).

If we redeem the Series A Preferred Stock represented by the depositary shares, in whole or in part, a corresponding number of depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series A Preferred Stock held by the Depositary. The redemption price per depositary Share will be equal to 1/1,000th of the redemption price per share payable with respect to the Series A Preferred Stock, plus an amount equal to any dividends thereon that, pursuant to the provisions of the

Voting Rights. Shareholders of the Series A Preferred Stock generally have no voting rights with respect to matters that generally require the approval of voting stockholders. The limited voting rights of holders of the Series A Preferred Stock include the right to vote on certain matters that may affect the preference or special rights of the Series A Preferred Stock. In addition, if and whenever dividends on any shares of Series A Preferred Stock have not been declared and paid for at least six quarterly dividend periods, whether or not consecutive, the number of directors then constituting the Board shall automatically be increased by two and the holders of such Series A Preferred Stock, voting together as a single class with holders of any and all other series of voting preferred stock then outstanding, will be entitled to vote for the election of the two additional members of the Board.  In that event, the number of directors on the Board shall automatically increase by two, and the new directors shall be elected at a special meeting called at the request of the holders of record of at least 20% of the Series A Preferred Stock or of any other series of voting preferred stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of shareholders) and at each subsequent annual meeting. These voting rights will continue until full cumulative dividends payable on the Series A Preferred Stock through the most recently completed dividend period shall have been fully paid.

So long as any Series A Preferred Stock remains outstanding, in addition to any other vote or consent of shareholders required by law or by our articles of incorporation in the future, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Stock and all other series of voting preferred stock (subject to the immediately succeeding paragraph below) entitled to vote thereon (voting together as a single class), given in person or by proxy, either in writing or at a meeting:

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amend or alter the provisions of our articles of incorporation or the Certificate of Designations for the Series A Preferred Stock so as to authorize or create, or increase the authorized amount of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends and/or the distribution of assets upon any liquidation, dissolution or winding-up of our affairs;

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amend, alter or repeal the provisions of our articles of incorporation or the Certificate of Designations for the Series A Preferred Stock so as to materially and adversely affect the special rights, preferences, privileges and voting powers of the Series A Preferred Stock, taken as a whole; or

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consummate a binding share exchange or reclassification involving the Series A Preferred Stock or our merger or consolidation with another entity, unless in each case (i) the Series A Preferred Stock remains outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, is converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent and (ii) such Series A Preferred Stock remaining outstanding or such preference securities, as the case may be, has such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series A Preferred Stock immediately prior to such consummation, taken as a whole;

provided, however, that any increase in the amount of the authorized or issued Series A Preferred Stock or authorized preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock ranking equally with and/or junior to the Series A Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon any liquidation, dissolution or winding-up of our affairs will not be deemed to materially and adversely affect the special rights, preferences, privileges or voting powers of the Series A Preferred Stock.

If an amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would materially and adversely affect the Series A Preferred Stock and one or more, but not all, series of voting preferred stock (including the Series A Preferred Stock for this purpose), then only the series materially and adversely affected by such event and entitled to vote shall vote on the matter together as a single class (in lieu of all other series of voting preferred stock).

To the fullest extent permitted by the law, without the consent of the holders of the Series A Preferred Stock, so long as such action does not adversely affect the special rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series A Preferred Stock, taken as a whole, we may amend, alter, supplement or repeal any terms of the Series A Preferred Stock for the following purposes:

•	to cure any ambiguity, omission, inconsistency or mistake in any such agreement or instrument;
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to make any provision with respect to matters or questions relating to the Series A Preferred Stock that is not inconsistent with the provisions of the Certificate of Designations for the Series A Preferred Stock and that does not adversely affect the rights of any holder of the Series A Preferred Stock; or

•	to make any other change that does not adversely affect the rights of any holder of the Series A Preferred Stock (other than any holder that consents to such change).

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice, and sufficient funds shall have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect such redemption.

When the depositary receives notice of any meeting at which the holders of the Series A Preferred Stock will be entitled to vote, the depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the depositary shares. Each record holder of depositary shares on the record date, which will be the same date as the record date for the Series A Preferred Stock, may instruct the depositary to vote the amount of the Series A Preferred Stock represented by the holder’s depositary shares. Although each depositary share is entitled to 1/1,000th of a vote, the depositary can only vote whole shares of Series A Preferred Stock. To the extent possible, the depositary will vote the amount of the Series A Preferred Stock represented by the depositary shares in accordance with the instructions it receives. We have agreed to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares, it will not vote the amount of the Series A Preferred Stock represented by such depositary shares.

Anti-takeover Effects of our Articles of Incorporation and Bylaws

It is not the intent of our Board to discourage legitimate offers to enhance shareholder value. Provisions of our articles of incorporation or bylaws, however, may have the effect of discouraging unilateral tender offers or other attempts to acquire our business. These provisions include the classification of our directors with three-year staggered terms, the requirement that director nominations by shareholders be made not less than 90 nor more than 120 days prior to the date of the shareholder meeting, and the ability of the board, without further action of the holders of common stock, to issue one or more series of preferred stock from time to time, which may have terms more favorable than the common stock, including, among other things, preferential dividend, liquidation, voting and redemption rights. These provisions might discourage a potentially interested purchaser from attempting a unilateral takeover bid for us on terms that some shareholders might favor. If these provisions discourage potential takeover bids, they might limit the opportunity for our shareholders to sell their shares at a premium.

In addition, our articles of incorporation do not provide for cumulative voting in the election of directors. Cumulative voting permits shareholders to multiply their number of votes by the total number of directors being elected and to cast their total number of votes for one or more candidates in each shareholder’s discretion.

Our bylaws also include provisions setting forth specific conditions and restrictions under which business may be transacted at meetings of shareholders. For example, no business may be transacted at a meeting unless it is specified in the notice of meeting; otherwise brought before the meeting by or at the direction of the board of directors or a committee thereof; or brought before the meeting by a shareholder of record who provided notice and other specified information in writing to the corporate secretary not less than 90 nor more than 120 days prior to the meeting. These provisions may restrict the content of the issues to be discussed at a shareholders meeting.

In addition, the issuance of authorized but unissued shares of our common or preferred stock may have an anti-takeover effect. These shares might be issued by our Board without shareholder approval in transactions that might prevent or render more difficult or costly the completion of a takeover transaction by, for example, diluting voting or other rights of the proposed acquiror. In this regard, our articles of incorporation grant the board of directors broad powers to establish the rights and preferences of the authorized but unissued preferred stock, one or more series of which could be issued entitling holders to vote separately as a class on any proposed merger or consolidation, to convert the stock into shares of our common stock or possibly other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control or to exercise other rights designed to impede a takeover.

Missouri Shareholder Protection Statutes

We are subject to Missouri corporate statutes that restrict the voting rights of a person who acquires 20% or more of our outstanding common stock as well as that person’s ability to enter into a business combination with us.

The control share acquisition statute provides that shares acquired that would cause the acquiring person’s aggregate voting power to meet or exceed any of three thresholds (20%, 33-1/3% or a majority) have no voting rights unless such voting rights are granted by a majority vote of the holders of the shares not owned by the acquiring person or any of our officers or directors or employee-directors. The statute sets out a procedure under which the acquiring person may call a special shareholders meeting for the purpose of considering whether voting rights should be conferred. Acquisitions as part of a merger or exchange offer arising out of an agreement to which we are a party are exempt from the statute.

The business combination statute restricts transactions between us and a beneficial owner of 20% or more of our voting stock. A business combination is defined in the statute as any of the following transactions with or proposed by an interested shareholder: merger, consolidation, disposition of assets, significant securities issuance, liquidation, dissolution, reclassification of securities, loan, advance, guarantee, pledge or tax credit. Generally, the statute prohibits for five years from the date one becomes an interested shareholder a business combination between us and the interested shareholder unless the business combination or the interested shareholder’s stock acquisition was approved by our Board on or before that date. An interested shareholder may enter into a business combination with us after the five-year period if it is approved by holders of a majority of the outstanding shares not owned by the interested shareholder or if it meets certain consideration requirements.

Application of the control share acquisition and business combination statutes are automatic unless we take steps to “opt out” of their application. We have not “opted out” of the statutes.